UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

(Amendment No. 1)*

Under the Securities Exchange Act of 1934

BROOKFIELD REAL ESTATE INCOME TRUST INC.

(Name of Issuer)

Common Stock, par value $0.01 per share

(Title of Class of Securities)

N/A

(CUSIP Number)

Justin B. Beber

Brookfield Asset Management Inc.

Brookfield Place, Suite 300

181 Bay Street, P.O. Box 762

Toronto, Ontario M5J 2T3

Tel: (416) 956-5182

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

June 29, 2022

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

*

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1.	Name of Reporting Person BROOKFIELD ASSET MANAGEMENT INC.
2.	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☒
3.	SEC Use Only
4.	Source of Funds (See Instructions) OO
5.	Check if Disclosure of Legal Proceeding Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization ONTARIO

Number of Shares Beneficially Owned By Each Reporting Person with	7.	Sole Voting Power 0
	8.	Shared Voting Power 23,018,116
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 23,018,116

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 23,018,116
12.	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13.	Percent of Class Represented by Amount in Row (11) 31.5% of all outstanding shares of Issuer common stock[1]
14.	Type of Reporting Person CO

1.	Percentage based upon 73,159,357 shares of the Issuer’s common stock outstanding based on information provided by the Issuer.

1.	Name of Reporting Person BAM PARTNERS TRUST
2.	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☒
3.	SEC Use Only
4.	Source of Funds (See Instructions) OO
5.	Check if Disclosure of Legal Proceeding Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization ONTARIO

Number of Shares Beneficially Owned By Each Reporting Person with	7.	Sole Voting Power 0
	8.	Shared Voting Power 23,018,116
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 23,018,116

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 23,018,116
12.	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13.	Percent of Class Represented by Amount in Row (11) 31.5% of all outstanding shares of Issuer common stock[1]
14.	Type of Reporting Person OO

1.	Percentage based upon 73,159,357 shares of the Issuer’s common stock outstanding based on information provided by the Issuer.

1.	Name of Reporting Person BROOKFIELD HOLDINGS CANADA INC.
2.	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☒
3.	SEC Use Only
4.	Source of Funds (See Instructions) OO
5.	Check if Disclosure of Legal Proceeding Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization ONTARIO

Number of Shares Beneficially Owned By Each Reporting Person with	7.	Sole Voting Power 0
	8.	Shared Voting Power 23,018,116
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 23,018,116

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 23,018,116
12.	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13.	Percent of Class Represented by Amount in Row (11) 31.5% of all outstanding shares of Issuer common stock[1]
14.	Type of Reporting Person CO

1.	Percentage based upon 73,159,357 shares of the Issuer’s common stock outstanding based on information provided by the Issuer.

1.	Name of Reporting Person BROOKFIELD US HOLDINGS INC.
2.	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☒
3.	SEC Use Only
4.	Source of Funds (See Instructions) OO
5.	Check if Disclosure of Legal Proceeding Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization ONTARIO

Number of Shares Beneficially Owned By Each Reporting Person with	7.	Sole Voting Power 0
	8.	Shared Voting Power 23,018,116
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 23,018,116

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 23,018,116
12.	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13.	Percent of Class Represented by Amount in Row (11) 31.5% of all outstanding shares of Issuer common stock[1]
14.	Type of Reporting Person CO

1.	Percentage based upon 73,159,357 shares of the Issuer’s common stock outstanding based on information provided by the Issuer.

1.	Name of Reporting Person BROOKFIELD US INC.
2.	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☒
3.	SEC Use Only
4.	Source of Funds (See Instructions) OO
5.	Check if Disclosure of Legal Proceeding Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization DELAWARE

Number of Shares Beneficially Owned By Each Reporting Person with	7.	Sole Voting Power 0
	8.	Shared Voting Power 289,757
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 289,757

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 289,757
12.	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13.	Percent of Class Represented by Amount in Row (11) 0.4% of all outstanding shares of Issuer common stock[1]
14.	Type of Reporting Person CO

1.	Percentage based upon 73,159,357 shares of the Issuer’s common stock outstanding based on information provided by the Issuer.

1.	Name of Reporting Person BROOKFIELD US II INC.
2.	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☒
3.	SEC Use Only
4.	Source of Funds (See Instructions) OO
5.	Check if Disclosure of Legal Proceeding Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization DELAWARE

Number of Shares Beneficially Owned By Each Reporting Person with	7.	Sole Voting Power 0
	8.	Shared Voting Power 22,728,359
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 22,728,359

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 22,728,359
12.	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13.	Percent of Class Represented by Amount in Row (11) 31.1% of all outstanding shares of Issuer common stock[1]
14.	Type of Reporting Person CO

1.	Percentage based upon 73,159,357 shares of the Issuer’s common stock outstanding based on information provided by the Issuer.

1.	Name of Reporting Person BROOKFIELD PROPERTY MASTER HOLDINGS LLC
2.	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☒
3.	SEC Use Only
4.	Source of Funds (See Instructions) OO
5.	Check if Disclosure of Legal Proceeding Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization DELAWARE

Number of Shares Beneficially Owned By Each Reporting Person with	7.	Sole Voting Power 0
	8.	Shared Voting Power 222,466
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 222,466

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 222,466
12.	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13.	Percent of Class Represented by Amount in Row (11) 0.3% of all outstanding shares of Issuer common stock[1]
14.	Type of Reporting Person OO

1.	Percentage based upon 73,159,357 shares of the Issuer’s common stock outstanding based on information provided by the Issuer.

1.	Name of Reporting Person BROOKFIELD PROPERTY GROUP LLC
2.	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☒
3.	SEC Use Only
4.	Source of Funds (See Instructions) OO
5.	Check if Disclosure of Legal Proceeding Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization DELAWARE

Number of Shares Beneficially Owned By Each Reporting Person with	7.	Sole Voting Power 0
	8.	Shared Voting Power 222,466
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 222,466

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 222,466
12.	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13.	Percent of Class Represented by Amount in Row (11) 0.3% of all outstanding shares of Issuer common stock[1]
14.	Type of Reporting Person OO

1.	Percentage based upon 73,159,357 shares of the Issuer’s common stock outstanding based on information provided by the Issuer.

1.	Name of Reporting Person BROOKFIELD PROPERTY GROUP II LLC
2.	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☒
3.	SEC Use Only
4.	Source of Funds (See Instructions) OO
5.	Check if Disclosure of Legal Proceeding Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization DELAWARE

Number of Shares Beneficially Owned By Each Reporting Person with	7.	Sole Voting Power 0
	8.	Shared Voting Power 22,728,359
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 22,728,359

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 22,728,359
12.	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13.	Percent of Class Represented by Amount in Row (11) 31.1% of all outstanding shares of Issuer common stock[1]
14.	Type of Reporting Person OO

1.	Percentage based upon 73,159,357 shares of the Issuer’s common stock outstanding based on information provided by the Issuer.

1.	Name of Reporting Person BUSI II NTR SUB LLC
2.	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☒
3.	SEC Use Only
4.	Source of Funds (See Instructions) OO
5.	Check if Disclosure of Legal Proceeding Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization DELAWARE

Number of Shares Beneficially Owned By Each Reporting Person with	7.	Sole Voting Power 0
	8.	Shared Voting Power 22,728,359
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 22,728,359

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 22,605,762
12.	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13.	Percent of Class Represented by Amount in Row (11) 31.1% of all outstanding shares of Issuer common stock[1]
14.	Type of Reporting Person OO

1.	Percentage based upon 73,159,357 shares of the Issuer’s common stock outstanding based on information provided by the Issuer.

1.	Name of Reporting Person BUSI II GP-C LLC
2.	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☒
3.	SEC Use Only
4.	Source of Funds (See Instructions) OO
5.	Check if Disclosure of Legal Proceeding Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization DELAWARE

Number of Shares Beneficially Owned By Each Reporting Person with	7.	Sole Voting Power 0
	8.	Shared Voting Power 22,728,359
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 22,728,359

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 22,728,359
12.	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13.	Percent of Class Represented by Amount in Row (11) 31.1% of all outstanding shares of Issuer common stock[1]
14.	Type of Reporting Person OO

1.	Percentage based upon 73,159,357 shares of the Issuer’s common stock outstanding based on information provided by the Issuer.

1.	Name of Reporting Person BUSI II-C L.P.
2.	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☒
3.	SEC Use Only
4.	Source of Funds (See Instructions) OO
5.	Check if Disclosure of Legal Proceeding Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization DELAWARE

Number of Shares Beneficially Owned By Each Reporting Person with	7.	Sole Voting Power 0
	8.	Shared Voting Power 22,728,359
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 22,728,359

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 22,728,359
12.	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13.	Percent of Class Represented by Amount in Row (11) 31.1% of all outstanding shares of Issuer common stock[1]
14.	Type of Reporting Person PN

1.	Percentage based upon 73,159,357 shares of the Issuer’s common stock outstanding based on information provided by the Issuer.

1.	Name of Reporting Person BROOKFIELD PUBLIC SECURITIES GROUP HOLDINGS LLC
2.	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☒
3.	SEC Use Only
4.	Source of Funds (See Instructions) OO
5.	Check if Disclosure of Legal Proceeding Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization DELAWARE

Number of Shares Beneficially Owned By Each Reporting Person with	7.	Sole Voting Power 0
	8.	Shared Voting Power 67,290
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 67,290

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 67,290
12.	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13.	Percent of Class Represented by Amount in Row (11) 0.1% of all outstanding shares of Issuer common stock[1]
14.	Type of Reporting Person OO

1.	Percentage based upon 73,159,357 shares of the Issuer’s common stock outstanding based on information provided by the Issuer.

1.	Name of Reporting Person BROOKFIELD PUBLIC SECURITIES GROUP LLC
2.	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☒
3.	SEC Use Only
4.	Source of Funds (See Instructions) OO
5.	Check if Disclosure of Legal Proceeding Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization DELAWARE

Number of Shares Beneficially Owned By Each Reporting Person with	7.	Sole Voting Power 0
	8.	Shared Voting Power 12,281
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 12,281

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 12,281
12.	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13.	Percent of Class Represented by Amount in Row (11) 0.0% of all outstanding shares of Issuer common stock[1]
14.	Type of Reporting Person OO

1.	Percentage based upon 73,159,357 shares of the Issuer’s common stock outstanding based on information provided by the Issuer.

1.	Name of Reporting Person BIM CAPITAL LLC
2.	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☒
3.	SEC Use Only
4.	Source of Funds (See Instructions) OO
5.	Check if Disclosure of Legal Proceeding Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization DELAWARE

Number of Shares Beneficially Owned By Each Reporting Person with	7.	Sole Voting Power 0
	8.	Shared Voting Power 55,010
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 55,010

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 55,010
12.	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13.	Percent of Class Represented by Amount in Row (11) 0.1% of all outstanding shares of Issuer common stock[1]
14.	Type of Reporting Person OO

1.	Percentage based upon 73,159,357 shares of the Issuer’s common stock outstanding based on information provided by the Issuer.

1.	Name of Reporting Person BROOKFIELD REIT ADVISER LLC
2.	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☒
3.	SEC Use Only
4.	Source of Funds (See Instructions) OO
5.	Check if Disclosure of Legal Proceeding Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization DELAWARE

Number of Shares Beneficially Owned By Each Reporting Person with	7.	Sole Voting Power 0
	8.	Shared Voting Power 222,466
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 222,466

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 222,466
12.	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13.	Percent of Class Represented by Amount in Row (11) 0.3% of all outstanding shares of Issuer common stock[1]
14.	Type of Reporting Person OO

1.	Percentage based upon 73,159,357 shares of the Issuer’s common stock outstanding based on information provided by the Issuer.

EXPLANATORY NOTE

This Amendment No. 1 to Schedule 13D (this “Amendment No. 1”) is being filed with respect to the common stock, par value $0.01 per share (the “Shares”), of Brookfield Real Estate Income Trust Inc., a Maryland corporation (the “Issuer”), and amends and supplements the initial statement on Schedule 13D filed on June 6, 2022 (collectively, the “Schedule 13D”). Capitalized terms used but not defined in this Amendment No. 1 shall have the same meanings ascribed to them in the Schedule 13D.

Item 4. Purpose of Transaction.

Item 4 of this Schedule 13D is hereby amended to incorporate by reference the information set forth in Item 6 of this Amendment No. 1 and to add the following:

On June 29, 2022, BUSI II-C assigned 20,547,122 OP Units designated as Class I OP Units to the Issuer in exchange for 20,547,122 Shares designated as Class I Shares pursuant to that certain Omnibus Assignment, Conversion and Redemption Agreement dated June 29, 2022, by and between BUSI II-C and the Issuer, among others, (the “Assignment Agreement”). This description of the Assignment Agreement is not intended to be complete and is qualified in its entirety by reference to the Assignment Agreement, which is filed as an exhibit hereto and incorporated by reference herein.

Item 5. Interest in Securities of the Issuer.

Item 5 of the Schedule 13D is hereby amended and restated as follows:

(a)-(b) Calculations of the percentage of Shares beneficially owned assumes that there were 73,159,357 Shares outstanding, based on information provided by the Issuer.

As of the date hereof, (i) BUSI II-C directly holds 22,728,359 Shares, 2,164,008 of which were designated as Class E Shares and 20,564,352 of which were designated as Class I Shares, (ii) BIM directly holds 55,010 Shares, all of which were designated as Class E Shares, (iii) PSG directly holds 12,281Shares, all of which were designated as Class E Shares, and (iv) the Adviser directly holds 222,466 Shares, all of which were designated as Class E Shares.

BUSI II GP-C is the general partner of BUSI II-C. NTR Sub is the managing member of BUSI II GP-C and a limited partner of of BUSI II-C. BPG II is the sole member of NTR Sub. BUSI II is the managing member of BPG II.

BUSI is the managing member of each of PSG Holdings and BPM Holdings. PSG Holdings is the managing member of both PSG and BIM. BPM Holdings is the managing member of BPG. BPG is the managing member of the Adviser.

BUSHI is the sole shareholder of each of BUSI and BUSI II. BHC is the sole shareholder of BUSHI. BAM is the sole shareholder of BHC. The BAM Partnership, is the sole owner of BAM Class B Shares. BAM Partners, as trustee of the BAM Partnership, has the ability to appoint one half of the board of directors of BAM and, as such, may be deemed to indirectly control the decisions of BAM regarding the vote and disposition of the Shares beneficially owned by BAM; therefore, BAM Partners may be deemed to have indirect beneficial ownership of the Shares held by BAM. Pursuant to Rule 13d-4 of the Exchange Act, BAM Partners declares that filing this Schedule 13D shall not be construed as an admission that either it or the BAM Partnership is, for the purposes of Section 13(d) and/or Section 13(g) of the Exchange Act, the beneficial owner of any securities covered by this Schedule 13D, and such beneficial ownership is expressly disclaimed.

The aggregate number and percentage of the Shares beneficially owned by each Reporting Person and, for each Reporting Person, the number of Shares as to which there is sole power to vote or to direct the vote, shared power to vote or to direct the vote, sole power to dispose or to direct the disposition, or shared power to dispose or to direct the disposition are set forth on Rows 7 through 11 and Row 13 of the cover pages of this Schedule 13D, and are incorporated herein by reference.

Neither the filing of this Schedule 13D nor any of its contents shall be deemed to constitute an admission that any of the Reporting Persons (other than BUSI II-C, BIM, PSG and the Adviser to the extent they directly hold the Issuer securities reported on this Schedule 13D) is the beneficial owner of the Shares referred to herein for purposes of Section 13(d) of the Securities Exchange Act of 1934, as amended (the “Act”), or for any other purpose, and such beneficial ownership is expressly disclaimed. The filing of this statement should not be construed to be an admission that any member of the Reporting Persons are members of a “group” for the purposes of Sections 13(d) of the Act.

(c) Except as set forth below, none of the Reporting Persons has engaged in any transaction during the past 60 days in any Shares.

On April 28, 2022, the Issuer declared distributions on the Shares that are payable to holders of record immediately following the close of business on April 28, 2022 and were paid on May 20, 2022. With respect to the Shares directly held by BUSI II-C, BIM, PSG and the Adviser, these distributions were reinvested in an additional 11,501, 290, 65 and 266 Shares, respectively, pursuant to the Issuer’s DRIP.

On May 27, 2022, the Issuer declared distributions on the Shares that are payable to holders of record immediately following the close of business on May 27, 2022 and were paid on June 20, 2022. With respect to the Shares directly held by BUSI II-C, BIM, PSG and the Adviser, these distributions were reinvested in an additional 11,472, 290, 65 and 265 Shares, respectively, pursuant to the Issuer’s DRIP.

On June 1, 2022, the Company issued 172,098 Shares to the Adviser pursuant to the terms of the Advisory Agreement as payment for management fees for the period beginning January 1, 2022 and ended May 31, 2022.

On June 29, 2022, BUSI II-C assigned 20,547,122 OP Units designated as Class I OP Units to the Issuer in exchange for 20,547,122 Shares designated as Class I Shares pursuant to the Assignment Agreement.

(d) To the best knowledge of the Reporting Persons, no one other than the Reporting Persons, or the partners, members, affiliates or shareholders of the Reporting Persons, has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Shares reported herein as beneficially owned by the Reporting Persons.

(e) Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

Item 6 of this Schedule 13D is hereby amended to incorporate by reference the information set forth in Item 4 of this Amendment No. 1 and to add the following:

On June 29, 2022, immediately prior to the consummation of the assignment pursuant to the Assignment Agreement discussed in Item 4 above, BUSI II-C received 20,547,122 OP Units designated as Class I OP Units from the Operating Partnership in exchange for 19,978,055 OP Units designated as Class E OP Units, which amount represents an equivalent NAV based on the NAV per Class E OP Unit and NAV per Class I OP Unit, respectively, as of May 31, 2022.

Item 7. Materials to be Filed as Exhibits.

Item 7 of this Schedule 13D is hereby amended to add the following exhibit:

10.	Omnibus Assignment, Conversion and Redemption Agreement, dated June 29, 2022, by and between BUSI II-C L.P. and Brookfield Real Estate Income Trust Inc., among others, (filed herewith)

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: July 1, 2022	BROOKFIELD ASSET MANAGEMENT INC.

	By:	/s/ Kathy Sarpash
	Name:	Kathy Sarpash
	Title:	Senior Vice President

BAM PARTNERS TRUST, by its trustee, BAM CLASS B PARTNERS INC.

	By:	/s/ Kathy Sarpash
	Name:	Kathy Sarpash
	Title:	Secretary

BROOKFIELD HOLDINGS CANADA INC.

	By:	/s/ Kathy Sarpash
	Name:	Kathy Sarpash
	Title:	Vice President and Secretary

BROOKFIELD US HOLDINGS INC.

	By:	/s/ Kathy Sarpash
	Name:	Kathy Sarpash
	Title:	Vice President and Secretary

BROOKFIELD US INC.

	By:	/s/ Kathy Sarpash
	Name:	Kathy Sarpash
	Title:	Secretary

BROOKFIELD US II INC.

	By:	/s/ Melissa Lang
	Name:	Melissa Lang
	Title:	Managing Director

BROOKFIELD PROPERTY MASTER HOLDINGS LLC

	By:	/s/ Melissa Lang
	Name:	Melissa Lang
	Title:	Managing Director

BROOKFIELD PROPERTY GROUP LLC

	By:	/s/ Melissa Lang
	Name:	Melissa Lang
	Title:	Managing Director

BROOKFIELD PROPERTY GROUP II LLC

By:	/s/ Melissa Lang
Name:	Melissa Lang
Title:	Managing Director

BUSI II NTR SUB LLC

By:	/s/ Melissa Lang
Name:	Melissa Lang
Title:	Managing Director

BUSI II GP-C LLC

By:	/s/ Melissa Lang
Name:	Melissa Lang
Title:	Managing Director

BUSI II-C L.P., by its general partner, BUSI II GP-C LLC

By:	/s/ Melissa Lang
Name:	Melissa Lang
Title:	Managing Director

BROOKFIELD PUBLIC SECURITIES GROUP HOLDINGS LLC

By:	/s/ Kevin English
Name:	Kevin English
Title:	Chief Operating Officer

BROOKFIELD PUBLIC SECURITIES GROUP LLC

By:	/s/ Kevin English
Name:	Kevin English
Title:	Chief Operating Officer

BIM CAPITAL LLC

By:	/s/ Kevin English
Name:	Kevin English
Title:	Chief Operating Officer

BROOKFIELD REIT ADVISER LLC

By:	/s/ Melissa Lang
Name:	Melissa Lang
Title:	Managing Director